

05009072

82-3470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

SUPPL

27th May, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001


SEC MAIL
RECEIVED
PROCESSING
JUN 01 2005
WASH. D.C.
209
SECTION

Dear Sirs,

Board Meeting – 27th May, 2005

Further to our letter dated 18th May, 2005, we enclose a copy of the Audited Financial Results of the Company, Statement providing details of Segment-wise Revenue, Results and Capital Employed, Consolidated Financial Results and other information as required under the Listing Agreement, for the financial year ended 31st March, 2005.

The above have been approved at the meeting of the Board of Directors of the Company held on 27th May, 2005.

The Board at its aforesaid meeting also decided to convene a Board Meeting on Friday, 17th June, 2005 to consider, inter alia, the following:-

(a) Sub-division of the Ordinary Shares (Present Face Value Rs.10/- each) of the Company,

(b) Increase in Authorised Share Capital of the Company, and

(c) Issue of Bonus Shares.

Yours faithfully,
ITC Limited

PROCESSED
JUN 20 2005
THOMSON
FINANCIAL

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Audited Financial Results for the Quarter and Twelve Months ended 31st March, 2005

(Rs. in Crores)

		Nine Months ended 31.12.2004	Quarter ended 31.03.2005	Quarter ended 31.03.2004	Twelve Months ended 31.03.2005	Twelve Months ended 31.03.2004
GROSS INCOME		9991.71	3593.68	3307.03	13585.39	12039.92
NET SALES TURNOVER	(1)	5462.34	2177.11	1881.94	7639.45	6470.44
OTHER INCOME	(2)	176.49	59.32	56.22	235.81	224.88
NET INCOME (1+2)		5638.83	2236.43	1938.16	7875.26	6695.32
Less:						
TOTAL EXPENDITURE	(3)	3333.00	1513.89	1343.19	4846.89	4109.85
a) (Increase) / decrease in stock-in-trade		(97.99)	30.14	(31.09)	(67.85)	(189.45)
b) Consumption of raw materials, etc.		2007.76	829.64	841.95	2837.40	2577.23
c) Staff cost		321.71	145.55	140.38	467.26	416.48
d) Other expenditure		1101.52	508.56	391.95	1610.08	1305.59
INTEREST (Net)	(4)	41.17	1.26	8.18	42.43	24.79
DEPRECIATION	(5)	223.13	89.74	62.53	312.87	241.62
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	2041.53	631.54	524.26	2673.07	2319.06
Less:						
PROVISION FOR TAXATION (including prior year adjustments)	(7)	621.88	214.12	137.20	836.00	726.21
PROFIT AFTER TAXATION BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	1419.65	417.42	387.06	1837.07	1592.85
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	-	354.33	-	354.33	-
PROFIT AFTER TAXATION (8+9)		1419.65	771.75	387.06	2191.40	1592.85
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10/- each)	(10)	248.10	249.43	247.68	* 249.43	247.68
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-	-	-	7586.28	6101.54
EARNING PER SHARE (Rs.)	(12)					
On Profit after Taxation before Exceptional Items						
Basic		57.00	16.77	15.63	73.74	64.34
Diluted		56.85	16.72	15.61	73.52	64.22
On Profit after Taxation						
Basic		57.00	31.00	15.63	87.97	64.34
Diluted		56.85	30.91	15.61	87.70	64.22
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(13)					
- NUMBER OF SHARES		248097657	249434076	247678851	** 249434076	247678851
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

* Includes Rs. 1.21 Crores Share Capital Suspense in respect of shares awaiting allotment to shareholders of erstwhile ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) consequent to amalgamation of ITCHL and AHL with the Company with effect from 1.4.2004. These shares have since been allotted on 9.5.2005.

** Includes 12,12,747 shares to be issued to shareholders of ITCHL and AHL consequent to amalgamation of ITCHL and AHL with the Company with effect from 1.4.2004. These shares have since been issued on 9.5.2005.

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 27th May, 2005.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 11 investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) During the quarter, 1,23,672 Ordinary Shares of Rs. 10/- each were issued and allotted under the ITC Employee Stock Option Scheme.

(vi) Exceptional items comprise of :-

	Rs. in Crores
a) Provision for taxes and interest thereon on cigarettes and smoking mixtures reversed in view of favourable Court verdict in January 2005 [including Rs. 243.57 crores (Rs. 214.75 crores on account of taxes) relating to the period April to December 2004]	1365.64
b) Settlement of Excise claims for the period March 1, 1983 to February 28, 1987 in terms of the Deed of Settlement	(350.00)
c) One time cost relating to write down of inventories and restructuring of employees' compensation arrangements	(92.70)
d) Excess of cost over fair value of Current Investment in preference shares of ICICI Bank Limited, originally subscribed to by a wholly-owned subsidiary at the time of disengagement from, and restructuring of, the financial services business	(230.88)
Sub - total	**692.06**
Income Tax thereon :	
- Current Tax	78.50
- Deferred Tax	259.23
Sub - total	**337.73**
Exceptional Items (Net of Tax)	**354.33**

(vii) In accordance with the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company (Scheme), as sanctioned by the Hon'ble High Courts at Calcutta and New Delhi on 24th Janurary, 2005 and 2nd February, 2005, respectively, the assets and liabilities of the erstwhile ITC Hotels Limited and Ansal Hotels Limited were transferred to and vested in the Company with effect from 1st April, 2004. The Scheme has accordingly been given effect to in these results, and its impact reflected in the "Nine Months ended 31.12.2004", "Quarter ended 31.3.2005" and "Twelve months Ended 31.3.2005", as applicable. Consequently, the figures for the previous year are not comparable to those of the current year.

(viii) The above is as per Clause 41 of the Listing Agreement.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve Months ended 31st March, 2005

(Rs. in Crores)

	Quarter ended 31.03.2005	Quarter ended 31.03.2004	Twelve Months ended 31.03.2005	Twelve Months ended 31.03.2004
1. Segment Revenue				
a) FMCG - Cigarettes	2503.52	2352.61	10002.54	9230.27
- Others	174.01	89.08	563.39	304.16
Total FMCG	**2677.53**	**2441.69**	**10565.93**	**9534.43**
b) Hotels	181.00	80.23	577.25	257.53
c) Agri Business	516.20	596.46	1780.07	1708.77
d) Paperboards, Paper & Packaging	411.70	335.29	1565.31	1253.29
Total	**3786.43**	**3453.67**	**14488.56**	**12754.02**
Less : Inter-segment revenue	252.07	202.86	1138.98	938.98
Gross sales / Income from operations	**3534.36**	**3250.81**	**13349.58**	**11815.04**
2. Segment Results				
a) FMCG - Cigarettes	560.23	463.88	2288.84	2033.34
- Others	(68.50)	(60.97)	(195.23)	(174.36)
Total FMCG	**491.73**	**402.91**	**2093.61**	**1858.98**
b) Hotels	56.79	18.91	140.94	32.51
c) Agri Business	2.52	23.58	96.41	89.80
d) Paperboards, Paper & Packaging	53.75	55.70	279.99	229.85
Total	**604.79**	**501.10**	**2610.95**	**2211.14**
Less : i) Interest (Net)	1.26	8.18	42.43	24.79
ii) Other un-allocable expenditure net of un-allocable income	(28.01)	(31.34)	(104.55)	(132.71)
Profit Before Tax and Exceptional Items	**631.54**	**524.26**	**2673.07**	**2319.06**
Provision for Taxation	214.12	137.20	836.00	726.21
Profit after Taxation before Exceptional Items	**417.42**	**387.06**	**1837.07**	**1592.85**
Exceptional Items (net of tax)	354.33	-	354.33	
Profit after Taxation	**771.75**	**387.06**	**2191.40**	**1592.85**
3. Capital Employed				
a) FMCG - Cigarettes *			1240.01	1572.50
- Others			262.31	212.10
Total FMCG			**1502.32**	**1784.60**
b) Hotels			1400.61	977.69
c) Agri Business			739.72	476.90
d) Paperboards, Paper & Packaging			1745.11	1468.88
Total Segment Capital Employed			**5387.76**	**4708.07**

* Before considering provision of Rs. 337.25 Crores (31.03.2004 - Rs. 1366.34 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).
		- Agarbattis and Matches sourced from the small scale sector.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		- Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco.

(3) Segment results of the new business activities namely 'FMCG - Others' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1401 Crores (31.03.2004- Rs. 978 Crores) includes Rs. 428 Crores (31.03.2004 - Rs. 829 Crores) relating to investments in hotels which became operational in the last three years.
The segment results are net of the depreciation charge of the newly opened hotels and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute. This matter has since been mutually resolved to the benefit of the Company.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-choupal initiatives.

(6) The Hotels segment incorporates the impact of the amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company effective 1.4.2004.

(7) Legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997 stand significantly reduced to Rs. 235 Crores (as at 31.03.2005) from Rs. 801 Crores (as at 31.03.2004).

(8) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 27th May, 2005
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve months Ended 31.03.2005	Twelve months Ended 31.03.2004
NET PROFIT	**2191.40**	**1592.85**
PROFIT BROUGHT FORWARD	387.84	343.88
TOTAL	2579.24	1936.73
ADJUSTMENT FOR HOTEL FOREIGN EXCHANGE RESERVE	15.14	(1.00)
AVAILABLE FOR APPROPRIATION	2594.38	1935.73
APPROPRIATION OF PROFIT / AND RESERVE		
a) Release from Debenture Redemption Reserve	-	(10.94)
b) Transfer to General Reserve	1100.00	1000.00
c) Profit carried forward	611.41	387.74
DIVIDEND INCLUDING DIVIDEND TAX	**882.97**	**558.83**

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 27th May, 2005.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) The Board of Directors of the Company has recommended a dividend of Rs. 31.00 per Ordinary share of Rs. 10/- each for the financial year ended 31st March, 2005 and the dividend, if declared, will be paid on or after 1st August, 2005 to those members entitled thereto.

(iv) The Register of Members of the Company will be closed for the purpose of dividend from 20th July, 2005 to 29th July, 2005 (both days inclusive).

(v) The 94th Annual General Meeting of the Company has been convened for 29th July, 2005.

Registered Office:
Virginia House, 37 J.L.Nehru Road,
Kolkata - 700 071, India
Dated : 27th May, 2005
Place : Kolkata

For and on behalf of the Board


Executive Director


Chairman

ITC LIMITED
Audited Financial Results (Consolidated)
for the Twelve Months ended 31st March, 2005

(Rs. in Crores)

		Consolidated Financial Results for Twelve months Ended	
		31.03.2005	31.03.2004
GROSS INCOME		14177.58	12622.36
NET SALES TURNOVER	[1]	8057.75	6888.49
OTHER INCOME	[2]	258.96	235.94
NET INCOME (1 + 2)		8316.71	7124.43
Less:			
TOTAL EXPENDITURE	[3]	5167.86	4430.48
a) (Increase) / decrease in stock-in-trade		(77.19)	(195.11)
b) Consumption of raw materials, etc.		2862.46	2604.43
c) Staff cost		612.16	543.31
d) Other expenditure		1770.43	1477.85
INTEREST (Net)	[4]	44.75	29.16
DEPRECIATION	[5]	336.64	272.96
PROFIT BEFORE TAXATION AND EXCEPTIONAL ITEMS (1+2-3-4-5)	[6]	2767.46	2391.83
Less:			
PROVISION FOR TAXATION	[7]	862.87	753.59
PROFIT AFTER TAXATION BEFORE EXCEPTIONAL ITEMS (6-7)	[8]	1904.59	1638.24
EXCEPTIONAL ITEMS (NET OF TAX)	[9]	354.33	-
PROFIT AFTER TAXATION BEFORE SHARE OF PROFIT / (LOSS) OF ASSOCIATES AND MINORITY INTERESTS (8+9)	[10]	2258.92	1638.24
SHARE OF PROFIT / (LOSS) OF ASSOCIATES	[11]	2.07	(4.30)
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (10+11)	[12]	2260.99	1633.94
MINORITY INTERESTS	[13]	15.57	17.93
NET PROFIT (12-13)		2245.42	1616.01
PAID UP EQUITY SHARE CAPITAL	[14]	* 249.43	247.68
(Ordinary shares of Rs. 10 each)			
RESERVES EXCLUDING REVALUATION RESERVES	[15]	7624.60	6138.69
EARNING PER SHARE (Rs.)	[16]		
On Net Profit before Exceptional items			
- Basic		75.91	65.28
- Dilluted		75.68	65.15
On Net Profit			
- Basic		90.13	65.28
- Dilluted		89.86	65.15
AGGREGATE OF NON PROMOTER SHAREHOLDING	[17]		
- NUMBER OF SHARES		** 249434076	247678851
- PERCENTAGE OF SHAREHOLDING		100	100

* Includes Rs. 1.21 Crores Share Capital Suspense in respect of shares awaiting allotment to erstwhile ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) shareholders consequent to amalgamation of ITCHL and AHL with ITC Limited with effect from 1.4.2004.

** Includes 12,12,747 shares to be issued to erstwhile ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) shareholders consequent to amalgamation of ITCHL and AHL with ITC Limited with effect from 1.4.2004.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 27th May, 2005
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman


SEC MAIL
RECEIVED
PROCESSING
JUN - 1 2005
WASH, D.C.
199
SECTION



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

27th May, 2005

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2005

Further to our letter dated 27th May, 2005 forwarding the Audited Financial Results of the Company for the financial year ended 31st March, 2005, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

From : S H Venkatramani
Head – Corporate Communications

May 27, 2005

Financial Results for the year ended 31st March, 2005

15.3% growth in Post-tax Profits (before exceptional items)
Net Turnover up 18.1%
Non-Cigarette businesses now constitute 42% of Net Turnover

ITC posted yet another year of stellar performance, with Gross Turnover growing by 13% to Rs.13350 crores, driven by good topline growth across all businesses of the Company. While Cigarette sales grew by 8.4% over the previous year, the non-cigarette businesses grew by 29.5% as a result of strong performance of the Hotels business, impact of amalgamation of ITC Hotels Ltd. and Ansal Hotel Ltd. with the Company with effect from 1st April 2004, strong growth in Paperboards and the ramp-up of the new FMCG businesses. Pre-tax profit (before exceptional items) increased by 15.3% to Rs.2673 crores, while Post-tax profit (before exceptional items) at Rs.1837 crores registered a growth of 15.3%. The financials for the year include Rs.354 crores (post-tax) representing exceptional items, most of which relate to past litigation. Inclusive of these exceptional items, the Company's Profit after Tax stands at Rs.2191 crs. Earnings Per Share (before exceptional items) for the year stands at Rs. 73.74.

The Company's performance for the fourth quarter was impressive with Net Turnover recording a growth of 15.7% over the previous year. While Pre-tax profit (before exceptional items) grew by 20.5%, underlying Post-tax profit (before exceptional items) for the quarter grew by 18.5% after adjusting for the tax refunds amounting to Rs.35 crores received in the previous year.

The Board of Directors recommended a dividend of Rs.31 per share (Previous year: Rs.20.00 per share). This will entail a total cash outflow of Rs. 881.69 crores, comprising proposed dividend of Rs.773.25 crores and income tax on the proposed dividend of Rs.108.45 crores.

The success of the Company's strategy of creating multiple drivers of growth leveraging the diverse competencies residing in its portfolio of businesses is evident in the growing share of the non–cigarette businesses. Over the last five years, Net Turnover of the non-cigarette businesses has tripled to touch Rs.3197 crores in 2004/05. Consequently, share in net sales has increased from 25% in 1999/00 to 42% in 2004/05. Despite factoring a significant revenue charge towards product development and brand building costs of the new FMCG businesses, operating profits (PBDIT) of the non-cigarette businesses have grown at a CAGR of 28% during this period to touch Rs.587 crs. in 2004/05.

Hotels

The year marked the amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company. Upon completion of requisite formalities, the Scheme became effective on 23rd March, 2005 and operative from 1st April, 2004. The amalgamation would facilitate better alignment of investment and incomes, besides promoting fiscal efficiencies, rationalising operating structures & costs and facilitating clear visibility of the totality of the Company's hotels business.

During 2004/05, the hotels business posted impressive financial performance with Segment Revenues growing by 124% to touch Rs.577 crores on the back of improved occupancies/realisations across properties and the impact of the amalgamation of ITC Hotels Limited and Ansal Hotels Limited. Operating profits (PBDIT) trebled over the previous year to touch Rs.200 crores during 2004/05 while Segment Results (PBIT) at Rs.141 crores grew more than 4 times over 2003/04 despite absorbing the gestation impact of new properties and projects

ITC Grand Central, the Company's second property at Parel in Mumbai was commissioned during the year, marking yet another significant step towards the strategic objective of establishing the ITC Welcomgroup chain in the super deluxe segment in key business locations. The hotel has become very popular in a short span of time with its architectural design receiving all round critical acclaim. The business also progressed a product upgradation programme during the year with a view to maintaining the contemporariness of the Company's properties.

Paperboards, Specialty Paper & Packaging

The year marked significant capacity augmentation in the recycled paperboards segment with the successful integration of the Kovai facility and the commissioning of the 75000 TPA paperboard machine at the Bhadrachalam mill. Production during the year touched 308962 MT as compared to 234663 MT during the previous year, while overall sales at 301034 MT grew by 30% over last year. In line with the Company's value led strategy, sales of Value Added products grew by 34% over last year to touch 90573 MT. Sales of Specialty Papers also registered strong growth driven by the décor and insulating segment. Segment Revenues grew by 24.9% to touch Rs.1565 crores while Segment Results improved by 21.8% to Rs.280 crores. This strong performance has been achieved despite pressure on margins arising from a steep increase in raw material prices and the costs associated with stabilisation of the Kovai unit and capacity expansion at the Bhadrachalam unit. The Segment generated strong operating cash flow of Rs.384 crores.

The Company's ECF (elemental chlorine free) pulp mill, the only one of its kind in the country, is a source of sustainable competitive advantage to the business. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboards. The business made significant progress during the year on the energy front with the commissioning of the 18 MW power block at the Bhadrachalam mill while the 8 MW unit project at the Kovai plant is fast nearing completion. Currently, about 95% of the energy requirements of the business are being met out of captive generation. The Company's plantation programme gained further momentum with an additional coverage of 11500 hectares during the year. With this, the programme now extends to over 29000 hectares with saplings planted to date exceeding the 100 million mark.

The Packaging and Printing business leveraged its recent investments in technology upgradation to expand its range of offerings to include a wider variety of contemporary packaging formats. This has enabled it to provide discernibly superior and innovative packaging solutions not only to the Company's cigarettes business but also to the FMCG and paperboards businesses. Apart from providing a source of sustainable competitive advantage to these businesses, the investments have begun delivering substantial savings to the ITC system.

FMCG-Cigarettes

The operating landscape for cigarettes continues to be one of ever increasing challenges. Severe restrictions on advertisement and communication have been brought about with the implementation of the "Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003" (COTPA) with effect from 1st May 2004. Further, the Framework Convention for Tobacco Control, of which India is one of the first signatories, was ratified on 27th February 2005.

Gross turnover of the Company's cigarette business crossed the Rs.10000 crores milestone driven by domestic volume growth of 6.5% during the year. This volume growth was aided by a period of stability in the excise tax regime, which in turn imparted buoyancy to tax revenues from the tobacco sector. However, excise duty rates were hiked in March 2005, by as much as 10% for cigarettes. Although sought to be justified on health grounds, this increase in excise duties excludes bidis which outsell cigarettes more than 8 times. In view of the already existing high tax burden on cigarettes, this sharp increase in excise duty, while significantly disadvantaging cigarettes vis-à-vis other tobacco products could lead to a reduction in the economic value per unit of tobacco consumed in the country with consequent impact on the potential revenue collection from the tobacco sector. Cigarettes continue to be subjected to a multiplicity of taxes at the Central and State levels. A unified tax regime with moderate rates would best serve the interests of both the Exchequer and the industry.

Sustained investments in capability enhancement enabled extension of internationally contemporary packaging formats across a range of brands in the full value segment, further reinforcing the association of the Company's products with world class standards. These include the launch of super premium brands in the unique Shoulder Box packaging style, roll-out of the new Wave pack and the Enhanced length packs, contemporary pack designs for major filter cigarette brands and the launch of Limited Edition and Festival Packs for popular cigarettes.

The Company's relentless pursuit of operational excellence enabled attaining the highest ever levels of leaf tobacco and wrapping material utilisation and manufacturing efficiencies. Other key interventions during the year on the manufacturing front include the successful implementation of the 'Lamina Expansion System' at its facility in Saharanpur; induction of state-of-the art cigarette making and packing machines and development of in-house capability to manufacture intermediate products hitherto imported, resulting in improved product offerings and significant savings in cost and foreign exchange.

FMCG - Others

Branded Packaged Foods

The Company rapidly scaled up the Branded Packaged Foods business during the year in the four chosen categories viz. Snack Foods, Staples, Confectionery and Ready-to-Eat. The year saw the launch of a number of differentiated and innovative products leveraging the in-house capability of the ITC Group Research & Development Centre at Bangalore. Significant progress was made in enhancing supply chain efficiencies, depth and width of distribution and achieving world class hygiene standards in the outsourced manufacturing process.

The **'Aashirvaad'** brand - comprising packaged Atta, Salt, Cooking Pastes and Ready to Eat meals - continued to gain increasing consumer franchise during the year. 'Aashirvaad' Atta established itself as the clear market leader amongst national branded players. Significant improvement in operating performance was achieved through a combination of efficient wheat sourcing leveraging the e-choupal network, driving down logistics costs and an enriched sales mix. The year also marked the national roll-out of **'Sunfeast'** range of biscuits backed by a calibrated ramp-up of the supply chain. The innovative products under this brand have garnered significant market standing in a short span of time and are being increasingly accepted by consumers as a credible new option to the established players in the industry. In keeping with your Company's philosophy of providing differentiated products to the consumer, **'Sunfeast Pasta Treat'**, a whole wheat based non-fried product, was introduced as a healthy snacking option for children in 4 exciting flavours. Product range in the 'Confectionery' segment was expanded with the introduction of **'mint-o Fresh'** deposited candies in two unique flavours – clove and eucalyptus – and **'Candyman'** Eclairs at two convenient price points. The Ready-to-Eat product portfolio was augmented with the introduction of several offerings in the 'popular' range under the **'Aashirvaad ReadyMeals'** banner, launch of cooking pastes under the 'Aashirvaad' umbrella brand and Conserves & Chutneys under the flagship brand **'Kitchens of India'** (KOI).

Lifestyle Retailing

In the premium segment, the 'Wills Lifestyle' brand has established a strong market standing and loyalty among discerning consumers leveraging high fashion imagery and superior product quality and styling. Brand availability was extended during the year by opening new stores in high potential malls and increasing presence in high profile Large Format Retailers in the country. Across its portfolio – **'Wills Sport'**, **'Wills Clublife'** and the **'Classic'** range – the brand is now recognised as offering an internationally contemporary, high fashion range.

In the popular segment, the **'John Players'** brand further strengthened its position among its young male consumer base with its distinct "Comfort Dressing" proposition - which is fashionable & vibrant. The year witnessed expansion of the product range covering Denims, T-shirts, Shirts, Trousers, Cargos and Outerwear. Distribution reach was strengthened through increased availability in key Multi-Brand outlets as well as setting up new Exclusive Brand outlets.

The business' internationally benchmarked quality continues to earn industry recognition with 'John Players' winning the 'Rising Star of the Year Brand' at the Images Fashion Awards 2004.

Greeting, Gifting & Stationery Business

Despite challenging market conditions, brand **'Expressions'** continued to grow its market share in the greeting cards segment to touch 25% in 04/05, consolidating its position as the second largest player in the Indian market. The year saw the launch of **'Expressions Regalia'** – a premium collection of greeting cards for the connoisseur. In the stationery segment, the **'Classmate'** brand of notebooks for students made rapid progress. Besides growing its retail presence, the business also executed customised orders for a number of leading schools. The **'Classmate Young Authors Contest'** – a creative story writing competition - was conducted across 2000 schools in 12 cities, making it a much sought after literary event in the school calendar.

Safety Matches & Incense Sticks

ITC's philosophy of creating shareholder value through serving society finds expression in the marketing of Safety matches and Incense sticks sourced from small scale and cottage sector units.

In the Safety Matches business, volumes were successfully ramped up during the year on the back of continued focus on product quality, enhanced supply chain capabilities and distribution reach. Overall market share, estimated at over 12% in March 2005, is only marginally behind the industry leader with **'Aim'** further consolidating its position as the single largest match brand in the country.

The Company's incense sticks (Agarbatti) business completed the national roll-out of products under the **'Mangaldeep'** brand during the year. Product portfolio was augmented through the introduction of region specific fragrances and price/pack combinations tailored to varying consumer needs. 'Mangaldeep' is emerging as the only national brand in an industry dominated by multiple local brands.

Agri business

During the year, revenues from the agri commodity business touched Rs. 1050 crs. further reinforcing ITC's commitment to the agri value chain. The business registered substantial progress in most major commodities viz., rice, wheat, aqua, & coffee, while soya broke even despite severe price disparities between the domestic and international markets.

The Company continued to scale up the e-choupal network during the year. This pioneering initiative comprising 5200 choupals, currently reaches out to over 3 million farmers in the States of Madhya Pradesh, Uttar Pradesh, Rajasthan, Karnataka, Maharashtra, Andhra Pradesh and Kerala. On the rural distribution front, pilots initiated in the previous years were ramped up towards attaining commercial scale. The channel throughput during the year touched nearly Rs. 50 crs., primarily in MP and UP comprising agri-inputs, FMCG products, vehicles, consumer durables, insurance products and other marketing services. Nearly 40 companies, both from the public and private sector, are already being served by the network. 2004/05 also marked the Company's foray into rural retailing with the successful launch of the first rural hypermarket, christened **'Choupal Sagar'**, in Sehore, Madhya Pradesh. Store footfalls and sales are encouraging and in line with expectations.

Exports of leaf tobacco during the year grew by nearly 10% over 2003/04 in value terms, despite the challenging global demand-supply situation coupled with the appreciation of the Indian Rupee. This was achieved on the back of substantial new business development through effective segmentation of customers and customised product and service offerings and simultaneously deepening relationships with existing customers. The business also continued to provide strategic sourcing support to the Company's cigarettes business.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company made significant progress during the year in its social development initiatives.

The soil & moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, witnessed a sharp rise in coverage during the year. To date, nearly 550 water-harvesting structures provide critical irrigation to about 8,000 hectares. As part of its policy to promote integrated water management solutions to Indian farmers, the Company has taken the next crucial step towards ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices also received a major boost with the Company's promotion of organic fertilisers through vermi-composting and 'Nadep' technology.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, special emphasis is being given towards improving livestock quality. Cattle development centres under the Company's livestock development programme currently reach out to over 600 villages, providing integrated animal husbandry services to more than 11000 milch animals. Another key intervention is in the area of economic empowerment of women. The ITC sponsored micro-credit groups have spawned over 2000 women entrepreneurs in select rural areas. Several initiatives are also underway in the areas of Health & Sanitation and Primary education.

In the area of environment, health and safety, ITC continues to raise the bar for its operating units. The Company's commitment to the pursuit of the 'triple bottomline' received yet another recognition in the 'ITC Centre, Gurgaon' being certified as the largest platinum rated building in the world by USGBC-LEED (US Green Building Council - Leadership in Energy and Environmental Design), the highest rating in this category. ITC is the first corporate house in India to have achieved this unique international distinction. Further, the Company's mill at Bhadrachalam was declared the 'Greenest and environmentally most friendly' paper mill in India by the Centre for Science and Environment. Already a water-positive enterprise, the Company aims to become carbon-positive and achieve zero solid waste over time.

The Company also won the prestigious 'Golden Peacock Global Award for Corporate Social Responsibility (CSR) in Emerging Economies for 2005' for two of its unique initiatives that are impactfully transforming lives and landscapes in rural India - the social and farm forestry programme and the e-Choupal intervention.

The Board of Directors, at its meeting in Kolkata on 27th May 2005, approved the financial results for the year ended 31st March 2005, which are enclosed.

